7 World Trade Center at 250 Greenwich Street
New York, New York 10007

John J. Goggins
Senior Vice President and General Counsel
Tel: 212.553.1912
Fax: 212.553.0084
E-mail: john.goggins@moodys.com

VIA FACSIMILE AND EDGAR CORRESPONDENCE

June 5, 2009

Ajay Koduri

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Moody’s Corporation

Form 10-K for the fiscal year ended December 31, 2008

Filed March 2, 2009

File No. 1-14037

Dear Mr. Koduri:

On behalf of Moody’s Corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated May 6, 2009 (the “May 6 Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) filed by the Company on March 2, 2009. The responses to the Staff’s comments are set out in the order in which the comments were set out in the May 6 Letter and are numbered accordingly.

Item 1. Business, page 9

Intellectual Property, page 15

1.	We note that you disclose in the first paragraph on page 15 that your intellectual property is of “material importance” to your business. In future filings, please provide more specific and detailed disclosure regarding your intellectual property. For instance, please describe which copyrights and patents are held by your company and their duration. See Item 101(c)(1)(iv) of Regulation S-K. Please also discuss in more detail how licensing your technology and intellectual property to others affects your business and how your licensing of others’ technology and intellectual property affects your business.

Moody’s and its affiliates own and control a variety of trade secrets, confidential information, trademarks, trade names, copyrights, service marks, databases and other intellectual property rights (“Intellectual Property”) that, in the aggregate, are of material importance to Moody’s business, as noted on page 15 of Form 10-K. (Note that the

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Company last held a patent in 2008, and will therefore remove all references to them in future filings.) In addition, the Company believes that its trademarks and related corporate names, marks and logos containing the term “Moody’s” are each individually material, as also noted on page 15 of Form 10-K. None of the Intellectual Property is subject to a specific expiration date, except to the extent that the copyright in items that the Company authors (such as credit reports, research, and other written opinions) expires pursuant to relevant law, currently 95 years from first publication in the US. In future Form 10-K filings, the Company will provide a more detailed description of the nature of the Company’s Intellectual Property and will describe its significance to the Company’s business.

The Company, primarily through its Moody’s Analytics (“MA”) reporting segment, licenses certain of its databases, software programs, research and other publications and services that contain Intellectual Property to its customers. These licenses are made pursuant to standard fee-bearing agreements containing customary restrictions and intellectual property protections. In future Form 10-K filings, the Company will provide additional disclosure more clearly discussing the licensing of Intellectual Property as a portion of the Company’s business and addressing steps that the Company takes to protect its Intellectual Property.

In addition, Moody’s licenses certain technology and other intellectual property rights owned and controlled by others. Specifically, Moody’s licenses financial information (such as market and index data, financial statement data, third party research, default data, and security identifiers) as well as software development tools and libraries. The Company obtains such technology and intellectual property rights from generally available commercial sources. Most of such technology and intellectual property is available from a variety of sources. Although certain financial information (particularly security identifiers and certain pricing or index data) is available only from a limited number of sources, Moody’s does not believe it is dependent on any one data source for a material aspect of its business. In future Form 10-K filings, the Company will provide additional disclosure as to the nature of intellectual property that it licenses from others and any aspects of such arrangements that are material to the Company’s business.

Item 3. Legal Proceedings, page 21

2.	Item 103 of Reg. S-K requires you to describe the factual basis alleged to underlie material legal and other proceedings against you. In the fifth paragraph on page 21, you disclose that you have received “subpoenas and inquiries” from various states’ attorneys general and other governmental authorities. In future filings, disclose which states’ attorneys general and governmental authorities are investigating your company and discuss in greater detail the factual bases for their investigations.

The Company notes that not all subpoenas and inquiries that it receives from states attorneys general and governmental authorities are investigating the Company’s business. The Company specifically identifies any legal and other proceeding that is material to the Company’s business and that is not ordinary, routine litigation incidental to its business, and will continue to do so in future filings. The Company also provides additional, voluntary disclosure regarding other proceedings, including subpoenas and inquiries received from various states’ attorneys general and other governmental authorities because it may be helpful to investors in understanding the regulatory environment in which the Company operates and the expenses the Company incurs in responding to such subpoenas and inquiries. However, these disclosures may relate to proceedings that the Company does not view as material, such as when the Company receives subpoenas or

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

inquiries and Moody’s business is not clearly the subject of the investigation or subpoena. For example, the Company has recently received subpoenas or inquiries where certain issuers were the subject of the investigation. The Company continuously reviews the status of such matters and will disclose them in greater detail if and when they become material.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 33

3.	Throughout your discussion you explain that your revenues have fallen due to reduced issuance activity. Please refer to the second paragraph on page 34 and the fourth and fifth paragraphs on page 35. You further explain that reduced issuance activity is caused by the broader downtown in global economic activity reflected in extreme market volatility, worsening credit market conditions, and record-high interest rate spreads. In future filings, please provide more disclosure regarding how such macroeconomic forces are causing reduced issuance activity so that investors readily understand how such forces are affecting the underlying drivers of your business.

A substantial portion of Moody’s Investor Services’ (“MIS’s”) ratings revenue is impacted by the level of issuance activity in various securities market segments, both in and outside of the US. For example, in the first quarter of 2009, MIS revenues represented 66% of the Company’s total revenues; with approximately 46% of MIS’s revenue dependent on the number and dollar amount of ratable bond issuance. In future filings, the Company will provide greater detail on factors that affected the Company’s revenues during the periods reported on and, where possible, will describe how identifiable macroeconomic forces or other developments affected the level of revenue and/or issuer activity. However, the Company believes that it typically will not be possible to state that particular macroeconomic factors as a general matter have a predictable effect on issuance activity because of the dynamic and constantly evolving nature of the financial markets and the wide variety of factors impacting such matters.

4.	In the fifth paragraph on page 35, you explained that revenues in Global SFG decreased due to declines in derivatives, CREF, and RMBS which, in turn, were due to declines in loan origination, securitization and issuances. In future filings, clarify the extent a decline in loan origination, securitization and issuances is reasonably expected to have a material effect upon your results of operations and liquidity and, if the decline is causing a material deficiency, what steps you are taking to remedy the deficiency.

We confirm that when we identify a known trend or uncertainty that is reasonably likely to have a material impact on the Company’s results of operations or liquidity, we will disclose that trend or uncertainty and describe such effects, as well as discussing steps that we are taking to address the situation. For example, the expected impact of the decline in new issuance activity resulting from macroeconomic factors, the broader downturn in the global economy and the worsening of credit market conditions may have on the Company’s operations, was incorporated into the Company’s 2009 Outlook and earnings guidance, provided on page 49 of the Form 10-K.

Steps the Company is taking to address these trends and uncertainties include: (i) shifting resources to growing areas of the business and reducing headcount in other areas in response to the decline in revenue, (ii) curtailing share repurchase activity, (iii) investing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

in growing areas of the business and business development within both the MIS and MA segments, and (iv) continuing to invest in ratings quality initiatives and investor outreach programs intended to keep issuers informed of Moody’s services in order to position the Company well when issuers begin to issue new debt. As stated in our response to Comment 3, in future filings the Company will more clearly describe the relationships between known trends and uncertainties, material effects that any such trends or uncertainties are reasonably likely to have, and steps that we are taking to address those effects.

5.	You disclosed in the second paragraph on page 37 that global subscription revenue accounted for 76% of global MA growth, and you state in the second paragraph on page 38 that your subscription line of business had strong growth in fiscal 2007. In future filings, please address such trends in a fashion similar to that requested in Comment 4. Similarly, address the facts surrounding the strong growth which occurred in subscription revenue in the EMEA region for 2008 and 2007. See the second paragraph on page 37 and first paragraph on page 41.

MA is a provider of analytical capabilities for institutions that originate, distribute, trade, manage and/or invest in credit-sensitive instruments. The subscription line of business within MA provides, among other things, information necessary for such institutions to manage their investments, analyze macroeconomic conditions, measure credit risk for a borrower or transaction, and expand knowledge of credit risk and financial analysis. The type of information that investors and market participants subscribe to includes rating histories, credit opinions and research, default statistics, and recovery rates for corporations, financial institutions and sovereigns across global regions and various industries.

Revenue associated with the subscription line of business is recognized ratably over the subscription period which is typically for an initial 12-month term. The increase in revenue from 2007 to 2008 reflects the higher demand for subscription products in the second half of 2007 compared to the same period in 2006, which would be recognized over the subsequent 12-month period. In future filings, consistent with our responses to Comments 3 and 4 above, the Company will include more detailed discussions on factors affecting its revenues and will address the material impact of known trends or uncertainties.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 17

Discretionary Awards, page 21

6.	In the second full paragraph on page 21, you disclose that you awarded discretionary bonuses to your NEOs based on a subjective evaluation of your executive team’s efforts in a challenging environment. However, you also state in the first sentence of that paragraph, that you evaluated each NEO against his or her annual objectives. In future filings, please clarify how you evaluated an NEO with respect to his or her annual objectives but made such an evaluation subjectively. Also describe annual objectives that were used by the Compensation Committee to evaluate your NEOs. See Items 402(b)(1)(v) and (b)(2)(v) and (vii). Discuss in more detail criteria and factors that the Compensation Committee used to evaluate each NEO and determine the amount of a discretionary bonus. For instance, did the Compensation Committee use any subjective performance criteria in addition to an evaluation of the executive team’s effort and leadership skills?

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Historically, the Company’s executives received annual cash incentive awards under the 2004 Moody’s Corporation Covered Employees Cash Incentive Plan (the “2004 Plan”). The funding for the 2004 Plan is based on the Company’s performance against financial objectives specified at the beginning of the performance year, and the ultimate allocation of individual bonuses can take into account evaluations of individual performance relative to identified objectives, both financial and non-financial, during that year. In this regard, we refer the Staff to the discussion on pages 23 and 24 of the Company’s proxy statement for its 2008 Annual Meeting, filed on March 19, 2008. In that year, payments were made under the annual incentive plan and individual performance factors affecting such payments were discussed. In future filings, to the extent that annual incentive payments reflect individual performance relative to identified objectives, the Company will discuss those factors that the Committee identifies as being material to its determinations.

However, as stated at the top of page 21 of the proxy statement incorporated by reference into the Form 10-K (the “2009 Proxy Statement”) under the heading “Annual cash incentive awards,” no awards were paid under the incentive arrangements of the 2004 Plan due to the failure to achieve financial objectives. As further stated in the 2009 Proxy Statement, discretionary awards were paid in early 2009, separate from the 2004 Plan. In determining whether to make these discretionary awards, the Governance and Compensation Committee (the “Committee”) of the Board of Directors reviewed the individual performance objectives that had been established for each member of the executive team (some of which were common objectives and some of which were unique to the individual). Ultimately, though, as stated on page 21 of the 2009 Proxy Statement, the Committee’s determination to pay discretionary bonuses was subjective and was based generally on a review of the executive team’s efforts in light of the challenging operating environment, the contributions made by the NEOs individually and as a group in response to the challenges, and the strong leadership demonstrated in connection with the internal reorganization.

Long Term Equity Incentive Compensation, page 21

7.	In the second full paragraph on page 22, you disclose that you awarded stock options in 2008 based on each NEO’s target total compensation and individual performance as well as disruptions in the credit markets. In future filings, describe an NEO’s performance and explain in more detail how you accounted for and evaluated such a performance to determine the amount of stock options that you awarded. See Items 401(b)(1)(v) and (b)(2)(v) and (vii).

As described on pages 19 and 20 of the Proxy Statement, the Committee sets total target compensation for each NEO. Individual performance during the prior year is but one factor taken into account in setting target total compensation, together with each NEO’s skills, experience, and tenure. A determination regarding each component of total compensation then follows. The Committee concluded for 2008 that 20-30% of total compensation for each NEO should be fixed, and 70-80% of total compensation for each NEO should be “at risk” (see page 20 of the 2009 Proxy Statement). Stock options contribute to the “at risk” component.

As described on page 22 of the 2009 Proxy Statement, the Committee’s primary considerations in recommending stock option grant levels includes the level of each NEO’s target total compensation in comparison to the data available with respect to the Company’s peer group and the financial services industry, and individual performance.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Because disruptions in the credit markets had already begun to impact the Company’s performance at the time the February 2008 equity grants were made, the chief executive officer recommended, and the Committee decided, that awards for the NEO group would be, on average, 45% lower than the prior year (see page 17 of the 2009 Proxy Statement). This decision evidences that while individual performance was a factor that was considered by the Committee, the economic factors affecting the Company’s business were the primary factors affecting the Committee’s determinations.

In future filings, the Company will provide more detail regarding an NEO’s individual performance should that factor continue to be a measure by which option grants are determined and material to the ultimate award decision.

Outstanding Equity Awards at Fiscal Year-End Table for 2008, page 31

8.	You have explained the vesting formula of your option awards and restricted stock awards in footnotes 1 and 2 to the Outstanding Equity Awards Table. Instruction 2 to Item 402(f)(2), however, requires you to disclose the actual vesting dates of your outstanding equity awards. For instance, footnote 1 provides a complicated formula for investors to calculate the vesting period of outstanding option awards because an investor must subtract ten years from the option expiration date; then, add one year to that date; and conclude, finally, that one-fourth of the option award vests on that date. To the extent practicable, please revise the explanation of the vesting formula for outstanding options and restricted stock to provide more specific and concrete details on the vesting dates of the outstanding equity awards.

As described in footnote 1 on page 32 of the 2009 Proxy Statement, and as the Staff has noted in the May 6 Letter, option awards are exercisable in four equal, annual installments beginning on the first anniversary of the date of grant. For example, a grant of 100 stock options on February 1, 2007, would vest as follows: 25 on February 1, 2008; 25 on February 1, 2009; 25 on February 1, 2010; and 25 on February 1, 2010. The 2007 grant would expire on February 1, 2017.

We note the Staff’s comment and the Company will clarify the grant dates and vesting schedules in future filings. For example, the Company will add a column to the Outstanding Equity Awards table that includes the grant date for each reported award and then describe the award’s vesting in a footnote (e.g., “Options are exercisable in 25% annual increments beginning on the first anniversary of grant date.”)

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that additional comments, if any, in connection with the subject filing be directed to the undersigned at 7 World Trade Center, 250 Greenwich Street, New York, New York 10007, Attention: John Goggins.

Sincerely,

/s/ John J. Goggins
John J. Goggins
Senior Vice President and General Counsel